Exhibit 12.1
DEVELOPERS DIVERSIFIED REALTY CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Amounts in Thousands)

	Year Ended December 31,					June 30,
	2001	2002	2003	2004	2005	2005	2006
Pretax income from continuing operations	$83,974	$91,695	$232,487	$256,845	$264,176	$169,025	$128,462

Fixed charges:
Interest expense including amortization of deferred costs and capitalized interest	$88,467	$79,211	$95,307	$134,425	$194,951	$89,488	$119,015
Ground Rent 33%	$234	$252	$398	$587	$1,118	$545	$642
Preferred Dividends on consolidated subsidiaries	$19,081	$18,338	$2,236	$—	$—	$—	$—
Proportionate share of fixed charges of 50% owned joint ventures accounted for using equity method of accounting	$—	$—	$—	$—	$—	$—	$—

Total fixed charges	$107,782	$97,801	$97,941	$135,012	$196,069	$90,033	$119,657

Capitalized interest during the period	$(12,927)	$(9,157)	$(11,478)	$(9,882)	$(12,672)	$(4,912)	$(9,186)
Preferred Dividends on consolidated subsidiaries	$(19,081)	$(18,338)	$(2,236)	$—	$—	$—	$—
Amortization of capitalized interest during the period	$2,311	$2,616	$2,999	$3,328	$3,751	$1,828	$2,182
Majority-owned subsidiary adjustments	$21,502	$21,569	$5,365	$5,064	$7,881	$2,599	$4,221
Equity Company Adjustments	$(18,560)	$(32,769)	$(52,917)	$(40,895)	$(34,873)	$(14,566)	$(10,088)
Equity Company Adjustments Distributed Income	$18,560	$32,769	$52,917	$40,895	$34,873	$14,566	$10,088

Earnings before income taxes and fixed charges	$183,561	$186,186	$325,078	$390,367	$459,205	$258,573	$245,336

Ratio of earnings to fixed charges	1.70	1.90	3.32	2.89	2.34	2.87	2.05